

April 29, 2015

M. Keith Waddell
Vice Chairman, President and Chief Financial Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **Re: Robert Half International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 001-10427**

Dear Mr. Waddell:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 13 - 21

1.   In future filings, please enhance your MD&A to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that your business is exposed to the impact of foreign exchange fluctuations. However, you do not provide a thorough discussion of how you believe this known trend will affect your revenues or income in future periods. Further, we note that you have invested heavily in headcount and your IT infrastructure over the last several quarters. However, you do not discuss your investment initiatives and your expectations regarding ongoing investments in these areas. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on your financial condition or results of operations. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003),

and Section III of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

2.   Please tell us and disclose the key drivers of your revenue and gross margin growth on a quantified basis discussing any trends, risks, or uncertainties per Item 303(a)(iii) of Regulation S-K. For example, please describe the impact of changes in pricing rates and number/length of placements on your temporary and consultant staffing services.

Consolidated Financial Statements for Fiscal Year Ended December 31, 2014

Notes to Financial Statements

Note A. Summary of Significant Accounting Policies, Revenue Recognition, page 29

3.   We note it is your policy to recognize permanent placement staffing revenue when employment candidates accept offers of permanent employment, notwithstanding the 90-day guarantee period. As this appears to be a probationary or evaluation period, your basis for immediate recognition is unclear. In this regard, it seems when a candidate is placed in an employment position an evaluation is performed by both parties: the candidate and the client. We refer you to the guidance under item (a), Question 1 of SAB Topic 13:A.3.b.

Note M. Business Segments, page 44

4.   Referencing foreign revenues, please disclose separately material revenues from customers that are attributable to an individual foreign country per ASC 280-10-50-41. We note that you generated 12% of your consolidated 2014 revenues from Europe.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Paul Fischer, Attorney Adviser, at (202) 551-3414 or me at (202) 551-3810 with any other questions.

                Sincerely,

                /s/ Robert S. Littlepage, for

                Larry Spirgel
                Assistant Director